Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                            The Portugal Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   737265108
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 January 22, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  737265108                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  887200
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                 0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          887200
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER             0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             887200
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                           16.6%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  737265108                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  656500
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      656500
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER              0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                  656500
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                             12.3%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock of The Portugal Fund, Inc (the "Issuer"). The principal executive offices of the Fund are located at 153 E. 53rd Street, New York, NY 10022
	William W. Priest, Jr., Chairman
	Richard W. Watt, President
	Wendy S. Setnicka, Treasurer
	Michael A. Pignataro, Secretary

ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting Persons"), who are Registered Investment Advisors, One West Pack Square, Suite 777, Asheville, NC 28801. Further information is attached in Exhibit A.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	     Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which, in the sole discretion of the reporting persons, may result in an increase in the market value of the issuer's shares.

After significant progress in dealing with the discount problem over the last several months, the issuer's discount has recently increased. Consequently, the reporting persons have concluded that it is possible that they may themselves need to take actions or otherwise encourage actions by the issuer in the future to deal more effectively with the discount. It is possible that such actions may have the effect of changing or influencing the control of the issuer. No specific such actions have as yet been formulated and it is possible that none will be.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's semi-annual report, dated August 3,1998, states that, as of the close of business on June 30, 1998, there were 5,346,340 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,543,700 shares of Common Stock, which constitute approximately 28.9% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) During the last sixty days, the following shares of Common Stock were traded:



 Date                Number of Shares                  Price Per Share
- -------            --------------------------               ---------------
11/19/98                 3500  bought                        20.0000
11/23/98                16000  bought                        20.5325
11/27/98               100000  bought                        20.0500
12/02/98                 8000  bought                        19.2500
12/02/98               100000  bought                        19.2688
12/03/98                45500  bought                        19.2989
12/03/98                50000  bought                        19.3000
12/03/98                 7000  bought                        19.2500
12/03/98                16000  bought                        19.3125
12/04/98                50000  bought                        19.3313
12/08/98                32500  bought                        19.4119
12/14/98                 4300  bought                        19.5058



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS



                  None

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22,1999                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary

                                   EXHIBIT A

                  The business address for all individuals listed in this Exhibit A is One West Pack Square, Suite 777,
Asheville, NC 28801.

                        DIRECTORS AND/OR  GENERAL PARTNERS


Name and Address   	 Principal Occupation
- ----------------    		--------------------
Ronald G. Olin		Investment Advisor
Sandra D. Olin		Director
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	      Investment Advisor
William A. Clark		Investment Advisor
Ralph D. McBride	      Attorney

                               EXECUTIVE OFFICERS


Name and Address                  Principal Occupation
- ----------------                	  --------------------
Ronald G. Olin		Investment Advisor
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	      Investment Advisor
William A. Clark		Investment Advisor


               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE ADVISORS.

                  The following shareholders and/or partners may be deemed to control the Reporting Persons:

Ronald G. Olin